LBMZ SECURITIES, INC.
Chicago, Illinois

FINANCIAL STATEMENTS

Including Independent Registered Public Accounting Firm's

Report As of and for the Year Ended November 30, 2022

(Filed as CONFIDENTIAL Information
Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-23266

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/01/2021 (MM/DD/YY) AND ENDING 11/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LBMZ Securities Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 South Riverside Plaza , Suite 1600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Colombo	(312) 718-2573	doug@colombo-consulting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street, Suite 30	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Douglas Colombo</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LBMZ Securities , Inc.</u> , as of <u>11/30</u> , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





Notary Public

Signature:

Title:
Financial & Operations Principal

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- (b) Notes to consolidated statement of financial condition.
- ● (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ● (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ● (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ● (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ● (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◌ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ● (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ● (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LBMZ Securities, Inc. as of November 30, 2022, the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LBMZ Securities, Inc. as of November 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LBMZ Securities, Inc.'s management. Our responsibility is to express an opinion on LBMZ Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LBMZ Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of LBMZ Securities, Inc.'s financial statements. The supplemental information is the responsibility of LBMZ Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as LBMZ Securities, Inc.'s auditor since 2015.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 27, 2023

LBMZ SECURITIES, INC.

TABLE OF CONTENTS

LBMZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2022

ASSETS

Cash and cash equivalents	$	276,709
Receivable from clearing brokers		268,983
Other receivable from broker		5,042
Due from affiliate		23,726
Accrued interest receivable		83
Prepaid expenses		9,409
Deferred income tax asset		486,657
TOTAL ASSETS	$	1,070,609

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliate	$	92,585
Accounts payable		35,390
Accrued expenses		43,787
Total liabilities before accrued interest payable subordinated debt		171,762
Accrued interest payable subordinated debt		110,000
TOTAL LIABILITIES		281,762
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		1,000,000
STOCKHOLDER'S EQUITY		(211,153)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,070,609

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended November 30, 2022

REVENUES		
Commissions, execution, and clearance fees	$	550,909
Interest		495,974
Gain(loss) on investment		(379)
Other Income		37
Total Revenues		1,046,541
EXPENSES		
Professional and regulatory fees		257,403
Salaries and bonuses		370,651
Consultants		207,209
Marketing		82,824
Employment expense		5,820
IT expense		52,598
Other		77,835
Total Expenses		1,054,339
LOSS BEFORE INCOME TAX BENEFIT		(7,798)
Income tax expense		(157,263)
NET LOSS	$	(165,061)

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended November 30, 2022

	Common Stock	Paid In Capital	Deficit	Total
BALANCE, November 30, 2021	$ 1,000	$ 1,019,000	$ (1,066,092)	$ (46,092)
Capital contributed	-	-	-	-
Net loss	-	-	(165,061)	(165,061)
BALANCE, November 30, 2022	$ 1,000	$ 1,019,000	$ (1,223,890)	$ (211,153)

Common stock, no par value; 1,000 shares authorized, issued, and outstanding.

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended November 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(165,061)
Adjustments to reconcile net income to net cash used in operating activities		
Deferred income taxes		157,263
Allowance for depreciation		629
(Increase) decrease in:		
Other receivable from broker		2,516
Receivables from clearing brokers		(106,371)
Due from affiliate		(17,024)
Prepaid expenses		65,846
Accrued interest receivable		42
Increase (decrease) in:		
Due to affiliates		(10,162)
Accounts payable		9,706
Accrued expenses		(4,156)
Accrued interest payable subordinated debt		14,550
Net Cash Used by Operating Activities		(52,222)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		
Investment in stock		2,241
NET CASH PROVIDED BY INVESTING ACTIVITIES		2,241
CASH PROVIDED BY FINANCING ACTIVITIES		
		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		-
Net Decrease in Cash and Cash Equivalents		(49,981)
CASH AND CASH EQUIVALENTS, Beginning of Year		326,689
CASH AND CASH EQUIVALENTS, END OF YEAR	$	276,709

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 0
Income tax payments	$ 0

See notes to financial statements.

LBMZ SECURITIES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended November 30, 2022

Subordinated Debt, Beginning Balance	$1,000,000
New subordinated borrowing	-
SUBORDINATED DEBT, Ending Balance	**$1,000,000**

LBMZ SECURITIES, INC.

NOTE 1 - Nature of Operations

LBMZ SECURITIES, INC. (the "Company", also known as "ZacksTrade"), a C Corporation, established in 1978 in the state of Illinois, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company derives commission income from retail brokerage operations. Customer accounts are introduced to our clearing broker, Interactive Brokers, LLC on a fully-disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

All commission and clearance fee revenue is recognized in the month in which the transactions associated with the commissions are completed (settlement date). GAAP requires revenue to be recognized in the month in which the transactions associated with the commissions are earned (trade date). Generally, there is no material difference between settlement date and trade date in the recognition of this revenue.

The Company recognizes interest income from its customers at Interactive Brokers, LLC. Interest income is accrued, based on the month ending balance in the customers' accounts, and is paid to the Company in the following month.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the MACRS200 method over the estimated useful lives of the assets.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2022 Income tax returns filed or to be filed for the years ended November 30, 2019 through 2022 remain open and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes. Management believe that it is more likely than not that the benefit from this net operating loss carry forward will not be realized in the near team. Consequently, a valuation allowance of $150,000, was applied against the deferred tax asset related to these net operating loses carryforward.

Other Receivable from broker

Represents cash held in a brokerage account that is not being traded.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables from clearing broker, investment in stock available for sale, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year Ended November 30, 2022, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through the date of the Independent Registered Public Accounting Firm report The Company feels that no material events have occurred through that date would require recording or disclosure in the Company's financial statements.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2022

NOTE 3 - Related Party Transactions

The Company uses the payroll servicer of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage, and the in-house services of ZIR employees. These expenses are then charged to the Company. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the Year Ended November 30, 2022 are as follows:

Payroll	$ 387,718
IT expense	52,598
Professional and outside services	16,030
Fees and subscriptions	7,220
Employment	5,820
Marketing	62,443
Other expenses	2,076
Total	$ 533,905

As of November 30, 2021, $102,747 of these charges were unpaid and accrued and carried forward to November 30, 2022 as follows:

Balance, November 30, 2021	$ 102,747
Charges	533,905
Payments and credits to affiliate	(544,067)
Balance, November 30, 2022	$ 92,585

The Company pays registration and other fees on behalf of employees of its affiliate, Zacks Investment Management, Inc. ("ZIM") who are also employees of the Company. These expenses are then charged to ZIM. Total fees incurred by the Company, on behalf of ZIM, during the year ended November 30, 2022 are $116,744.

Total charges incurred with ZIM during the year Ended November 30, 2022 are as follows:

Registration Costs	$38,837
Consulting Fees	$48,587
Email Archive	$11,7588
Other	$17,562
Total	$116,743

As of November 30, 2021, $6,702 of these charges were unpaid and accrued and carried forward to November 30, 2022 as follows:

Balance, November 30, 2021	$6,702
Charges	116,744
Payment and credits to affiliate	(99,720)
Balance, November 30, 2022	$ 23,726

NOTE 4 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset as of November 30, 2022, which consists entirely of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:	
Federal	$423,590
State	63,067
Total deferred income tax asset	$486,657

NOTE 5- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to the stockholder, bearing interest of 1.2% and 1.3% per annum, respectively, and mature on June 24, 2025, $500,000 and March 1, 2027, $500,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal deposit Insurance Corporation (FDIC) up to $250,000. On November 30, 2022, the Company did not have any cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be at risk, which depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

LBMZ SECURITIES, INC.

NOTE 7 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On November 30, 2022, the Company had net capital of $268,702, which was $218,702 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was.64 to 1.
Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2022 FOCUS filing:

	Financial Statements	Per FOCUS Filing
Total net capital	$ 268,702	$ 268,702
Required net capital	50,000	50,000
Total excess net capital	$ 218,702	$ 218,702

LBMZ SECURITIES, INC.

EXEMPTION PROVISION UNDER RULE 15c3-3
As of November 30, 2022

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2022

Broker or Dealer: **LBMZ SECURITIES, INC.**

1. Total ownership equity from Statement of Financial Condition		$ (211,153) {3480}
2. Deduct ownership equity not allowable for Net Capital		- {3490}
3. Total ownership equity qualified for Net Capital		(211,153) {3500}
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,000,000 {3520}
B. Other (deductions) or allowable credits (list)		- {3525}
5. Total capital and allowable subordinated liabilities		788,847 {3530}
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)*	$ 519,876 {3540}	
B. Secured demand note deficiency	- {3590}	
C. Commodity futures contracts and spot commodities-proprietary capital charges	- {3600}	
D. Other deductions and/or charges	- {3610}	(519,876) {3620}
7. Other additions and/or allowable credits (list)		- {3630}
8. Net capital before haircuts on securities positions		268,971 {3640}
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		
A. Contractual securities commitments	- {3660}	
B. Subordinated securities borrowings	- {3670}	
C. Trading and investment securities:		
1. Exempted securities	- {3735}	
2. Debt securities	- {3733}	
3. Options	- {3730}	
4. Other securities	{3734}	
D. Undue concentration	- {3650}	
E. Other (list)	- {3736}	(270) {3740}
10. Net Capital		$ 268,701 {3750}

Non-allowable assets include:

Due from affiliate	$	23,726
Prepaid expenses		9,409
Deferred Income tax asset		486,657
Other assets		**8**
Total non-allowable assets	$	519,875

LBMZ SECURITIES, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2022

Broker or Dealer: **LBMZ SECURITIES, INC.**

Part A

11. Minimum net capital required (6 2/3% of line 18)	$	11,451 {3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)		50,000 {3758}
13. Net capital requirement (greater of line 11 or 12)		50,000 {3760}
14. Excess net capital (line 10 less line 13)		218,701{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)		208,701{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		$	171,762 {3790}
17. Add:			
A. Drafts for immediate credit	$ - {3800}		
B. Market value of securities borrowed for which no equivalent value is paid or credited	- {3810}		
C. Other unrecorded amounts (list)	- {3820}	- {3830}	
18. Total aggregate indebtedness		$	281,762{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)			63.92%{3850}
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			63.38% {3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative methods used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

(E) There are no material differences between the Audited and Unaudited Statement of Financial Condition.:

LBMZ SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2022

Broker or Dealer: **LBMZ SECURITIES, INC.**

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section upon which an exemptive provision from Rule 15c3-1 is claimed:

    A. (k)(1) - $2,500 capital as per Rule 15c3-1 _____ {4550}

    B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained _____ {4560}

    C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis _____X_____ {4570}

       Name of Clearing Firm(s): INTERACTIVE BROKERS, LLC

    D. (k)(3) - Exempted by order of the Commission (include copy of letter) _____ {4580}

LBMZ SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2022

Broker or Dealer: LBMZ SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

LBMZ SECURITIES, INC. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders of LBMZ Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by LBMZ Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating LBMZ Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended November 30, 2022. LBMZ Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1)   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting a difference due to the exclusion of the SIPC-6 payment in the General Assessment Reconciliation calculation of $746 resulting in an overpayment of the SIPC-7 total assessment for fiscal year ended November 30, 2022 of $749;

2)   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended November 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended November 30, 2022, noting no material differences;

3)   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4)   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no material differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on LBMZ Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the fiscal year ended November 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of LBMZ Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 27, 2023



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

February 27, 2023

To Stockholders and Board of Directors of LBMZ Securities, Inc.

In connection with our audit of the financial statements and supplemental information of LBMZ Securities, Inc. (the "Company") for the year ended November 30, 2022, we will issue our report thereon dated February 27, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its fiscal year 2022 financial statements are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates impacting these financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We did not identify bias in management's judgement about the amounts and disclosures the Company's financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate accumulated misstatements management. Any uncorrected misstatements of the financial statements have been communicated to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed any issues with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Net Capital Computation and Aggregated Indebtedness that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, Stockholders and management of LBMZ Securities, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,



Michael Coglianese CPA, P.C.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LBMZ Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) LBMZ Securities, Inc. claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) LBMZ Securities, Inc. stated that LBMZ Securities, Inc. met the identified exemption provisions for the period ending November 30, 2022. LBMZ Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LBMZ Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provision) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 27, 2023





LBMZ Securities

February 27, 2023

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2022

Dear Sir/Madame:

For the fiscal year ending November 30, 2022, LBMZ Securities, Inc. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(ii) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

LBMZ Securities, Inc., met the exemption provided above without exception for the period ending November 30, 2022.

Sincerely,

Douglas Colombo
Financial & Operations Principal

LBMZ Securities, Inc. | 10 S. Riverside Plaza, Suite 1600 | Chicago, IL 60606
Tel: 312-630-9880 | Fax: 312-630-9898